Exhibit 4.19

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. 5 Shacham St. North Industrial Park Caesarea 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Amendment to Mazor Robotics Ltd. 2011 Share Option and Equity Incentive Plan ("the 2011 Plan")

According to the Board of Directors resolution dated February 12, 2018, Section 5.1 of the 2011 Plan is hereby deleted in its entirety and replaced with the following:

"Awards may be granted under the Plan, subject to the provisions of Section 16.1 of the Plan, for up to an aggregate of 11,762,529 Shares. The Awards may be granted at any time, during a period of ten (10) years beginning on the Adoption Date.”
Except as hereinabove amended, the provisions of the 2011 Plan shall remain in full force and effect.

/s/ Jonathan Adereth
Jonathan Adereth,
Chairman of the Board of Directors